Exhibit 17.1

From: Anton Gueth
Reply-To: Anton Gueth
Date: Thursday, March 31, 2016 at 2:22 PM
To: Michael Goldberg
Cc: Brent Larson, Rick Gonzalez, Anton Gueth

Subject: My continued service on the Navidea Board

Hi Michael;

Given the recent changes in the governance structure of the Navidea board, I do not see any meaningful way for me to exercise my obligations as a member of this board, and therefore resign from my position on the board of directors of Navidea with immediate effect.

I wish you and the company all the best going forward.

Anton Gueth